                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No.            )
                                          -----------

                          GILAT SATELLITE NETWORKS LTD.
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                                (Name of Issuer)

                 Ordinary Shares, par value NIS 0.20 per share *
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                         (Title of Class of Securities)

                                    M51474100
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                                 (CUSIP Number)

                                   Meir Shamir
                          Mivtach Shamir Holdings Ltd.
                           Beit Sharvat 4 Koyfman st.
                            Tel - Aviv 68012, Israel
                                972 - 3 - 5162626
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                  July 18, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

* "NIS" represents the New Israeli Shekel, the currency of the State of Israel.

CUSIP No. M51474100

1        NAME OF REPORTING PERSON: Mivtach Shamir Holdings Ltd.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [x ]

3        SEC USE ONLY:

4        SOURCE OF FUNDS: WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Israel

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

                           0 shares

8                 SHARED VOTING POWER

                           2,216,945 shares (1)

9                 SOLE DISPOSITIVE POWER

                           0 shares

10                SHARED DISPOSITIVE POWER

                           2,216,945 shares (2)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,216,945 shares (2)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  9.9%

14       TYPE OF REPORTING PERSON*:

                  CO

(1)  As set forth in the agreement attached hereto as Exhibit 7(b), Mr. Meir
Shamir and Ashtrom Industries Ltd. share voting power with respect to their shares of Mivtach Shamir Holdings Ltd.

(2)  For purposes of Section 13(d) or Section 13(g) of the Securities Exchange
Act of 1934,, Mr. Meir Shamir may be deemed to beneficially own 2,216,945 shares held by Mivtach Shamir Holdings Ltd., of which Mr. Shamir is the Chairman.

CUSIP No. M51474100

1        NAME OF REPORTING PERSON: Meir Shamir (Israel)
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [x ]

3        SEC USE ONLY:

4        SOURCE OF FUNDS: WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Israel

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                 SOLE VOTING POWER

                           0 shares

8                 SHARED VOTING POWER

                           2,216,945 shares (1)

9                 SOLE DISPOSITIVE POWER

                           0 shares

10                SHARED DISPOSITIVE POWER

                           2,216,945 shares (2)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,216,945 shares (2)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  9.9%

14       TYPE OF REPORTING PERSON*:

                  IN

(1)  As set forth in the agreement attached hereto as Exhibit 7(b), Mr. Meir
Shamir and Ashtrom Industries Ltd. share voting power with respect to their shares of Mivtach Shamir Holdings Ltd.

(2)  For purposes of Section 13(d) or Section 13(g) of the Securities Exchange
Act of 1934,, Mr. Meir Shamir may be deemed to beneficially own 2,216,945 shares held by Mivtach Shamir Holdings Ltd., of which Mr. Shamir is the Chairman.

Item 1: Security and Issuer.

         The securities to which this Schedule 13D relates are the Ordinary
Shares, par value NIS 0.20 per share, of Gilat Satellite Networks Ltd., a corporation organized under the laws of the State of Israel (the "Issuer"). The address of the Issuer's principal executive office is Gilat House, 21 Yegia
Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva, 49130 Israel.

Item 2: Identity and Background.

         (i)   Mivtach Shamir Holdings Ltd. is a corporation organized under the laws of the State of Israel traded in the Tel Aviv Stock
               Exchange. Its principal business is investment in securities and companies.

         (ii)  Messrs. Meir Shamir, Yeheskel Dovrat, Avraham Nussbaum, Uri Shani
               and Ariela Goldman, the sole directors of Mivtach Shamir Holdings
               Ltd., are citizens of the State of Israel. Messrs. Uri Shani and
               Ariela Goldman are the external directors of Mivtach Shamir
               Holdings Ltd. according to the Companies Law of the State of
               Israel.

         The principal business address for each of the reporting and other enumerated persons is Mivtach Shamir Holdings Ltd., Beit Sharvat, 4 Koyfman st.
Tel Aviv 68012, Israel.

         During the last five years, none of the reporting and other enumerated persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a reporting or other enumerated person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3: Source and Amount of Funds or Other Consideration.

         Mivtach Shamir Holdings Ltd. acquired 1,250,000 shares of the Issuer on
July 18, 2005 from Bank Hapoalim in a private transaction. Prior to July 18,
2005, Mivtach Shmair Holdings owned 966,945 shares, or approximately 4.3% of the outstanding voting securities of the Issuer. Mivtach Shamir Holdings Ltd. used working capital funds to fund 100% of the purchase price for the shares of the
Issuer it acquired.

Item 4: Purpose of the Transaction.

         The shares were acquired for investment purposes only.

         In connection with the share purchase from Bank Hapoalim on July 18,
2005, Mivtach Shamir Holdings Ltd. agreed to appoint York Capital Management as its sole and exclusive proxy to vote its 1,250,000 shares of the Issuer until
July 18, 2007.

Item 5: Interest in Securities of the Issuer.

         Each of Meir Shamir and Mivtach Shamir Holdings Ltd. beneficially owns
2,216,945 shares, which constitutes approximately 9.9% of the class, based on
22,312,487 shares outstanding as reported in the Issuer's Form 20-F for the year ended December 31, 2004. The reporting persons have shared power to direct the vote, dispose of and direct the disposition of the 2,216,945 shares held by
Mivtach Shamir Holdings Ltd, subject to the sole and exclusive proxy granted to
York Capital Management as set forth in Item 4 above.

         Mivtach Shamir Holdings Ltd. acquired 1,250,000 shares of the Issuer on
July 18, 2005 from Bank Hapoalim for an aggregate consideration of $7,875,000, or $6.30 per share, in a private transaction.

Mivtach Shamir Holdings agreed to pay Bank Hapoalim additional consideration equal to (a) 20% of the share price above $6.30, if Mivtach Shamir sells any of the 1,250,000 shares purchased from Bank Hapoalim during 18 months after July
18, 2005 and (b) 20% of the average closing price (during 30 trading days immediately preceding the end of such 18 month period) above $6.30, if Mivtach
Shamir is still holding any of the 1,250,000 shares purchased from Bank Hapoalim after 18 months after July 18, 2005.

Item 6: Contracts, Arrangements, Understandings or Relationship with Respect to
Securities of the Issuer.

         The information set forth in Items 3, 4 and 5 is incorporated in this
Item 6 by reference.

Item 7: Exhibits.

         (a)   Joint Filing Agreement.

         (b)   Voting Agreement between Meir Shamir and Ashtrom Industries Ltd., dated as of December 22, 1997, and amended on April 22, 2002.

         (c)   Share Sale Agreement between Bank Hapoalim B.M. and Mivtach
               Shamir Finance Ltd, a wholly-owned subsidiary of Mivtach Shamir
               Holdings, Ltd., dated June 23, 2005.

                        ---------------------------------

Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2005

MIVTACH SHAMIR HOLDINGS LTD.

By: /s/ MEIR SHAMIR
    ---------------

Name:    Meir Shamir
Title:   Chairman

/s/ MEIR SHAMIR
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Mr. Meir Shamir

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).